Exhibit 99.1

(3) The shares reported in this Form 4 are held directly by various subsidiaries of Credit Suisse, a Swiss bank. Mr. Lathi is a Managing
Director of New Leaf Venture Partners, L.L.C. ("NLV"). NLV has entered into an agreement (the "Agreement") with DLJ Capital Corporation
("DLJCC"), a Delaware
corporation and indirect subsidiary of Credit
Suisse that directly owns some
of the shares as to which this form 4
relates. Pursuant to the Agreement, NLV
provides sub-management services
for the Sprout investment portfolio. Mr. Lathi may be deemed to beneficially own the shares as to which this Form 4 relates.
Mr. Lathi
disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.